ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX foley.com WRITER’S DIRECT LINE 414.319.7348 brikkers@foley.com EMAIL

October 6, 2014

VIA EDGAR

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Whiting Petroleum Corporation (File No. 1-31899) and Kodiak Oil & Gas Corp.

(File No. 1-32920) Amendment No. 2 to Preliminary Joint Proxy

Statement/Circular on Schedule 14A, filed on September 19, 2014

Dear Mr. Schwall:

On behalf of Whiting Petroleum Corporation, a Delaware corporation, we are transmitting the responses of James J. Volker and Lynn A. Peterson to the letter of the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission dated October 2, 2014, with respect to the above-referenced Preliminary Joint Proxy Statement/Circular on Schedule 14A. Please find the responses enclosed.

Please direct any communications concerning the responses to the undersigned at (414) 319-7348 or brikkers@foley.com or to John K. Wilson at (414) 297-5642 or jkwilson@foley.com.

Very truly yours,

/s/ Benjamin F. Rikkers

Benjamin F. Rikkers

cc:	Whiting Petroleum Corporation

Working Group

Enclosure

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